(A Development Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006

The unaudited consolidated financial statements, and accompanying notes thereto, for the period ended March 31, 2006 have not been reviewed by the Company’s independent auditors.

REGALITO COPPER CORP. (A Development Stage Enterprise) CONSOLIDATED BALANCE SHEETS
	March 31,	December 31,
	2006	2005
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash	$377,717	$1,374,477
Receivables	118,814	84,941
Prepaid expenses	40,149	53,512

TOTAL CURRENT ASSETS	536,680	1,512,930

PROPERTY AND EQUIPMENT (Note 3)	100,530	101,901

MINERAL PROPERTIES (Note 4)	17,228,723	16,702,048

TOTAL ASSETS	$17,865,933	$18,316,879

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$214,413	$134,639
Accrued liabilities	222,107	514,064

TOTAL LIABILITIES	436,520	648,703

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	24,297,355	24,263,820

CONTRIBUTED SURPLUS (Note 7)	1,551,813	1,540,116

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	(8,419,755)	(8,135,760)

TOTAL SHAREHOLDERS’ EQUITY	17,429,413	17,668,176

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,865,933	$18,316,879

Nature of operations and going concern (Note 1)

Takeover bid (Note 13)

APPROVED BY THE DIRECTORS
“Anthony Floyd”
Director
“Ross Beaty”
Director

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP. (A Development Stage Enterprise) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited – Prepared by Management)
	For the Three Months Ended
	March 31, 2006	March 31, 2005

GENERAL AND ADMINISTRATIVE EXPENSES
Management and consulting services	$48,995	$34,620
Regulatory and transfer agent fees	48,097	51,860
Legal	47,145	29,657
Travel	46,842	-
Audit and accounting	30,386	24,204
Investor relations and promotion	23,642	125,015
Office and administration	23,310	33,800
Stock-based compensation	22,432	60,588
Amortization	1,740	2,974
Corporate development	-	28,061

	292,589	390,779

OTHER INCOME (EXPENSE)
Interest income	5,228	18,421
Property investigations	-	(890)
Foreign exchange gain	3,366	36,869
Reorganization (Note 1)	-	(134,001)

	8,594	(79,601)

NET LOSS FOR THE PERIOD	(283,995)	(470,380)

DEFICIT, BEGINNING OF PERIOD	(8,135,760)	(6,589,312)

DEFICIT, END OF PERIOD	$(8,419,755)	$(7,059,692)

BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	21,925,442	18,083,693

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP. (A Development Stage Enterprise) CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited – Prepared by Management)
	For the Three Months Ended
	March 31, 2006	March 31, 2005

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(283,995)	$(470,380)
Items not involving cash:
Amortization	1,740	2,974
Stock-based compensation	22,432	60,588
Net changes in non-cash working capital items:
Receivables	(33,873)	(9,548)
Prepaid expenses	13,363	11,021
Accounts payable	(78,124)	107,030
Accrued liabilities	(291,957)	(140,902)

	(650,414)	(439,217)

FINANCING ACTIVITIES
Shares and warrants issued for cash, net of issue costs	22,800	13,445,599

INVESTING ACTIVITIES
Purchase of equipment	(369)	(125)
Expenditures on mineral properties, net of recoveries	(368,777)	(1,543,970)
Cash, exploration funds	-	17,162

	(369,146)	(1,526,933)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(996,760)	11,479,449

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,374,477	1,092,038

CASH AND CASH EQUIVALENTS, END OF PERIOD	$377,717	$12,571,487

Supplemental cash flow information (Note 10)

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP. (A Development Stage Enterprise) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited – Prepared by Management)
	Common Shares		Deficit Accumulated during the	Total Shareholders’
	Number	Amount	Development Stage	Equity (Deficiency)

Balance, December 31, 2005	21,922,442	$24,263,820	$(8,135,760)	$17,668,176

Common shares issued on exercise of options	15,000	22,800	-	22,800
Fair value of options exercised	-	10,735	-	10,735
Net change in contributed surplus (Note 7)	-	-	-	11,697
Net loss for the period ended March 31, 2006	-	-	(283,995)	(283,995)

Balance, March 31, 2006	21,937,442	$24,297,355	$(8,419,755)	$17,429,413

See Accompanying Notes to the Consolidated Financial Statements

REGALITO COPPER CORP.

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Regalito Copper Corp. (“Regalito” or the “Company”) is engaged in the identification, acquisition, exploration and development of mineral resources.  The Company is considered to be in the development stage as it has not placed any of its mineral properties into production.

On May 19, 2005, the Company completed a reorganization, by way of a statutory plan of arrangement which resulted in the Company transferring its mineral resource assets amongst four separate companies:  Regalito, Northern Peru Copper Corp. (“Norco”), Global Copper Corp. (“Global”) and Lumina Resources Corp. (“Lumco”).   The results of operations and the cash flows for Norco, Global and Lumco are included in the consolidated financial statements to March 31, 2005.

At March 31, 2006, the Company had working capital of $100,160.  The Company will require additional financing or outside participation to undertake further exploration and subsequent development of its mineral properties and to sustain the Company’s planned corporate and administrative expenses for the coming year. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing or the attainment of profitable operations to meet the Company’s liabilities as they become payable.  On March 13, 2006, the Company entered into an agreement with Pan Pacific Copper Co., Ltd. for a take-over bid for all of the Company’s outstanding common shares (Note 13).

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

The Company has entered into mineral property acquisition and option agreements that will require significant future outlays of cash to maintain the properties and options in good standing and to fulfil its contractual obligations.  The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, asset sales or a combination thereof.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of presentation

These consolidated financial statements are presented in Canadian dollars and they include the accounts of Regalito Copper Corp. and its subsidiary, Minera Lumina Copper Chile S.A.

REGALITO COPPER CORP.

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by Management)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements.  Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements.  The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual consolidated financial statements and the notes thereto for the year ended December 31, 2005.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements including the notes thereto for the year ended December 31, 2005.

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

3.

EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$ 127,342	$ 26,812	$ 100,530

4.

MINERAL PROPERTIES

At March 31, 2006, the Company held an option on the Regalito property located in Chile.

Balance, December 31, 2005	$16,702,048

Additions during period

Acquisition costs	127,714

Property exploration
Geological and assays	196,333
Taxes and filing fees	135,002
Drilling	97,231
Other exploration	63,691
Travel and accommodation	52,800
Metallurgical	35,746
Recoveries	(181,842)

Net additions during period	526,675

Balance, March 31, 2006	$17,228,723

REGALITO COPPER CORP.

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES  (continued)

Regalito Property

On October 16, 2003, the Company obtained the right to acquire a 100% interest in the Regalito Property, consisting of 4,158 hectares located in the 3rd region of Chile.  In consideration for the acquisition, the Company will make minimum cash payments aggregating  US $900,000 (US $25,000 paid in 2004, US $50,000 paid in 2005) over an 8 year period to October 16, 2011.

Should copper prices exceed $1 per pound for an entire calendar year at any time during the 8 year period (as it did during 2004 and 2005), the Company shall increase the minimum payment to US $200,000 in respect of that year.  After the 8th year of the agreement, should the price of copper exceed $1 per pound for any entire calendar year, the Company must pay advance payments of US $200,000 per year until the commencement of commercial production and thereafter, the Company must pay a net smelter royalty of 1% to 3% depending on the price of copper.

Upon achieving commercial production, should the royalty payment in the first calendar year exceed US $200,000, the Company may deduct from the royalty payment 50% of the amount in excess of US $200,000 and apply this amount against the accumulated advance payments in each succeeding year until the accumulated advance payments have been fully offset.  The Company is also responsible for the payment of all future annual concession maintenance payments on the property.

Options to purchase mining concessions, surface and water rights:

(a)

On July 22, 2005 the Company was granted an option to purchase 90 mining exploitation concessions located 14 kilometres from the Regalito property for US $2,400,000 (US $200,000 paid) payable in stages to January 30, 2010.  The optionors retain a 1.5% net smelter royalty payable upon commencement of commercial production, which may be purchased for US $2,500,000.

(b)

On October 13, 2005 the Company obtained the right to acquire 16,700 hectares of surface rights with corresponding water rights located on the Regalito property for US $2,095,000 (US $186,916 paid) payable in unequal annual instalments to May 31, 2010, plus interest at the rate of 5% per annum on the unpaid balance.  The Company may terminate the agreement at any time without penalty; payments made towards the purchase price to the date of termination will be retained by the owners.

(c)

On October 18, 2005 the Company obtained the right to acquire certain water and surface rights located 38 kilometres from the Regalito property for US $12,300,000 (US $1,500,000 paid) payable in unequal annual instalments to October 18, 2008.  The balance owing is subject to interest at the rate of Libor 360 days plus 2.9 points and is payable with each instalment.  The Company must also pay 50% of the capital gains taxes applicable to each payment corresponding to the water rights (the rate of tax currently being 17%).  The Company is responsible for installing the systems necessary for the extraction of water.  Should the volume yielded from the wells on the property be less than 239.5 litres per second, the balance of instalments remaining to be paid shall be subject to reduction, in proportion to the actual volume yield.  The Company may terminate the agreement at any time without penalty in which event the vendors will be entitled to retain all payments made by the Company to the date of termination.

REGALITO COPPER CORP.

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES (continued)

(d)

On October 18, 2005 the Company entered into an agreement to lease a portion of the surface rights to be acquired by the Company in (iii) above for lease payments of US $4,000 per annum receivable in arrears.  The Company has also granted an option to the lessee to purchase the leased surface rights for US $100,000 less any lease payments already received by the Company.  The option may be exercised by the lessee on or after October 18, 2006.

(e)

On October 26, 2005 the company entered into two agreements to acquire certain surface rights located on the Regalito property for US $1,913,700 (US $466,640 paid) payable in unequal annual instalments to October 31, 2008.  The balance owing is subject to interest at the rate of 5% per annum.  The Company may terminate this agreement at any time without penalty in which event the vendors are entitled to retain all payments received from the Company to the date of termination.

(f)

On November 14, 2005 the company obtained the right to acquire water rights from two wells located approximately 70 kilometres from the Regalito property for US $5,675,000 (US $1,000,000 paid) payable in unequal annual instalments to November 14, 2007.  The agreement shall terminate should the Company not be able to obtain regulatory authorization to establish a system to allow for the capture of water in accordance with certain restrictions already existing on the water rights. Should the authorizations not be obtained within two years from the date of this agreement, this agreement shall be terminated with a maximum of US $1,000,000 of prior payments made being retained by the vendors.  The agreement may also be terminated by the Company at any time without penalty with the vendors retaining all payments received from the Company to the date of termination.  The vendors retain a mortgage on the water rights as security for the unpaid balance.

The vendors also granted an option to the Company to acquire an additional 67.5 litres per second of water rights for US $1,575,000 payable in instalments over two years commencing upon registration of such water rights in the name of the Company.  The vendors have entered into an agreement with a third party to sell 15 litres per second of water from these optioned water rights.  Should the vendors not be able to fulfill this promise, the Company will be obligated to transfer this amount of water rights from the water rights obtained from the initial two wells acquired from the vendors.  Should this transaction occur, the price to acquire the two wells will be reduced by US $450,000.

Pursuant to the agreement to acquire water rights from the two wells, as disclosed above, the Company was granted certain easements by the owner of the property to enable the Company to occupy and construct those systems necessary for the obtainment of water from the wells in consideration of US $325,000.  Of this amount, US $200,000 has been paid and the remainder is payable by November 14, 2006.  The agreement may be terminated without penalty with the owner retaining the payment already made.

REGALITO COPPER CORP.

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES (continued)

 (g)

On August 24, 2005 the Company retained the services of a consultant In order to assist the Company in acquiring certain of the water rights referred to above.  Consideration for the services are based on a total of US $12,500 per litre per second of water purchased payable in various stages commencing from the time the water rights are registered in the name of the Company through to the commencement of construction at the Regalito project, for a maximum term of four years.  During 2005, the Company paid fees of Cdn $228,306 pursuant to the terms under this agreement.

The aggregate minimum payments, net of tax, agreed to in connection with the Company’s Regalito Property are as follows:

	Note 4	Note 4(a)	Note 4(b)	Note 4(c)	Note 4(e)	Note 4(f)	Note 4(f)
	Acquisition of property	July 22, 2005 option	October 13, 2005 acquisition of surface rights	October 18, 2005 acquisition of water rights	October 25, 2005 acquisition of surface rights	November 14, 2005 acquisition of water rights	November 14, 2005 easement agreement	Total minimum payments net of tax in connection with the Regalito Property

2006	$ 75,000	$ 100,000	$ 225,000	$4,300,000	$ 487,060	$2,275,000	$ 125,000	$7,587,060
2007	100,000	200,000	315,000	3,300,000	480,000	2,400,000	-	6,795,000
2008	125,000	300,000	380,000	3,200,000	480,000	-	-	4,485,000
2009	150,000	400,000	450,000	-	-	-	-	1,000,000
2010	175,000	1,300,000	538,084	-	-	-	-	2,013,084
2011	200,000	-	-	-	-	-	-	200,000

	$825,000	$2,300,000	$1,908,084	$10,800,000	$1,447,060	$4,675,000	$125,000	$22,080,144

5.

RELATED PARTY TRANSACTIONS

(a)

The Company paid $5,970 (2005 - $16,250) for management services to a company controlled by a director.

(b)

The Company shares office and administrative services on a pro-rata basis, commencing on May 19, 2005, with four other companies with certain directors in common. The Company’s share of these expenses is included in office and administrative expenses.  These expenses include $3,070 for rental of office premises. Included in receivables is an aggregate of $38,502 owed by these companies for shared expenses.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

6.

SHARE CAPITAL

 (a)

Authorized

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

REGALITO COPPER CORP.

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by Management)

6.

SHARE CAPITAL  (continued)

(b)

Issued and outstanding

Common shares:

	Number of Shares	Amount

Balance, December 31, 2005	21,922,442	$24,263,820

Issued for cash and other consideration
Exercise of options (Note 8)
- for cash	15,000	22,800
- fair value of options exercised	-	10,735

Balance, March 31, 2006	21,937,442	$24,297,355

7.

CONTRIBUTED SURPLUS

Balance at December 31, 2006	$1,540,116

Changes during period:
Fair value of vested and unexercised stock options	22,432
Fair value of options exercised	(10,735)

Net change during period	11,697

Balance at March 31, 2006	$1,551,813

8.

STOCK OPTIONS

(a)

Options Outstanding

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

Under the Company’s stock option plan, the board of directors may grant options for the purchase of up to a total of 10% of the total number of issued and outstanding common shares of the Company.  Options granted under the plan vest over time at the discretion of the board of directors.

REGALITO COPPER CORP.

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by Management)

8.

STOCK OPTIONS  (continued)

Summary of the Company’s stock options as at March 31, 2006 and changes during the period then ended is as follows:

	Number of Shares	Weighed Average Exercise Price

Outstanding at December 31, 2005	950,000	$3.37

Exercised	(15,000)	1.52

Outstanding at March 31, 2006	935,000	$3.37

At March 31, 2006, the Company has outstanding stock options to purchase an aggregate 935,000 common shares as follows:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Exercise Price	Number of Shares	Exercise Price

450,000	June 6, 2008	$1.57	450,000	$1.57
10,000	August 8, 2008	1.52	10,000	1.52
150,000	October 17, 2008	3.04	150,000	3.04
25,000	December 17, 2008	3.80	25,000	3.80
100,000	April 20, 2009	7.88	25,000	7.88
100,000	December 2, 2009	5.17	85,000	5.17
20,000	January 27, 2010	5.39	20,000	5.39
80,000	June 17, 2010	6.22	26,500	6.22

935,000		$3.37	791,500	$2.70

(b)

Fair Value of Stock Options

	Number of	Fair Value Amount
	Options	Unvested	Vested

Unexercised options, December 31, 2005	950,000	$466,166	$1,044,523

Vested	-	(23,587)	22,432
Exercised	(15,000)	-	(10,735)

Net change during period	(15,000)	(23,587)	11,697

Unexercised options, March 31, 2006	935,000	$442,579	$1,056,220

9.

WARRANTS

At December 31, 2005, the Company had outstanding warrants to purchase an aggregate of 100,000 common shares exercisable at a price of $9.22 per share to March 13, 2007. On February 14, 2006, the Company arranged for the cancellation of these warrants and their replacement with warrants for the purchase of 100,000 common shares of each of Lumco, Norco and Global.  Should the shares of the Company be purchased by a third party pursuant to a takeover bid or similar acquisition for an amount greater than $8.78 per share, the Company would pay to the warrant holder the difference between such price per share and $8.78 per share for 100,000 shares.

REGALITO COPPER CORP.

(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by Management)

10.

SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005

Significant non-cash financing and investing activities

Warrants issued for mineral property payments	$-	$351,340
Common shares issued for mineral property payments	-	1,882,000

Common shares issued in settlement of accounts payable	-	111,100

11.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for its mineral property, as disclosed in Note 4, and certain equipment with a net book value of $73,954 located in Chile.

The Company operates in two geographical segments:  Canada and South America.  Corporate administrative activities are conducted from Canada.

12.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash, receivables, and payables and accruals.  The fair value of all financial instruments approximates their recorded amounts.

13.

TAKE-OVER BID

On March 13, 2006 the Company entered into an agreement with Pan Pacific Copper Co., Ltd. (“PPC”) under which PPC has made a take-over bid for all of the Company’s outstanding common shares for consideration of US $6 per share payable in cash.  The Offer is subject to certain terms and conditions being met including, but not limited to, a minimum of 66 2/3% of the outstanding shares, on a fully diluted basis, being tendered under the Offer and obtaining regulatory approvals.

The Offer is open for acceptance until May 9, 2006, which time may be extended to June 17, 2006 by PPC, subject to certain terms and conditions.

In the event the Offer is not completed due to certain events or actions described under the terms of the agreement, the Company must pay a non-completion fee of US $4,100,000 in cash and in certain circumstances, is required to pay US $2,000,000 as reimbursement of expenses, payable in cash or shares of the Company, depending on the reasons for the non-completion.

During fiscal 2005, the Company had retained two financial advisors with respect to exploring the possible sale of the Company.  Pursuant to agreements entered into with these advisors, fees in the aggregate of US $1,950,000 will be payable upon consummation of the Offer.